

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2022

Amerino Gatti
Chief Executive Officer
TEAM INC
13131 Dairy Ashford, Suite 600
Sugar Land, Texas 77478

      Re: TEAM INC
          Registration Statement on Form S-3
          Filed March 18, 2022
          File No. 333-263708

Dear Mr. Gatti:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Taylor Beech at 202-551-4515 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Bryan D. Flannery, Esq.